Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President, Listing Qualifications
Deputy General Counsel

October 29, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 28, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Vision Sensing Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Units, each consisting of one share of Class A common stock, par value $0.0001 per share, and three-quarters of one Redeemable Warrant

Shares of Class A common stock, par value $0.0001 per share, included as part of the units

Redeemable warrants included as part of the units

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi